[redacted]

SEC Mail Processing Section

APR 21 2008

Washington, DC
104

SEC 08031618 ISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

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SEC FILE NUMBER
8-65215

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2007 (MM/DD/YY) AND ENDING 12-31-2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SKARVEN ADVISORS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Whalers Bluff
(No. and Street)

Newport Coast (City) CA (State) 92657 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip Ginsberg 949-554-8882 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lakhani, Zakir, Y
(Name – *if individual, state last, first, middle name*)

8470 Carla Lane (Address) West Hills (City) CA (State) 91304 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 30 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Skarven Advisors LLC

(Development Stage Enterprise)

Notes to Financial Statements
December 31, 2007, 2006, 2005, 2004 and 2003

Note 5 – Rule 15c3-3

Registrant is exempt from Rule 15c3-3 by paragraph K(2)(i) and is not required to maintain minimum deposits, as computed in accordance with the reserve formula. The Company is not required to compute Possession or Control Requirements since they are exempt from Rule 15c3-3 by paragraph K(2)(i). As required under the exemption, the Company effectuates all financial transactions with customers through a bank account designated as a "Special Account for the Exclusive Benefit of Customers."

Note 6 – Focus report

There are no material differences between the net capital presented in note 4 and the capital presented in the FOCUS report. The FOCUS report is available and on file with the Securities Exchange Commission.

Note 7 – Subordinated liabilities

The Company had no subordinated liabilities at December 31, 2007, 2006, 2005, 2004 and 2003.

Note 8 – Internal control report

The Company, at December 31, 2007, is a development stage enterprise and has executed only one customer transaction during the year ended December 31, 2007. As a result, a test of controls can not be performed to determine the effectiveness of the control environment in accordance with SEC Rule 17a-5. Therefore, an examination of internal control under SEC Rule 17a-5 was not performed.

Note 9 – Related Party Transactions

The Company has paid certain related parties $12,500, which has been reflected as a consulting expense during the year ended December 31, 2007. The related parties consist of a member and a relative of a member.

Note 10 – Other Income

The Company was a member of the National Association of Securities Dealers, Inc. (NASD). In 2007, the NASD merged with the enforcement arm of the New York Stock Exchange, creating a new regulatory body called the Financial Industry Regulatory Authority (FINRA). FINRA contends that the consolidation results in a more efficient regulatory body and will result in cost savings for brokers and dealers. Upon completion of the merger, FINRA passed on these cost savings by giving all their members a one-time $35,000 rebate. This has been included in the financial statements as Other Income as it is not income from operations for the Company.

END